UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170152

DIVISION OF
CORPORATION FINANCE

February 15, 2017

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 29, 2016

Dear Ms. Sellers:

This is in response to your letters dated December 29, 2016 and January 25, 2017 concerning the shareholder proposal submitted to Dominion by the New York State Common Retirement Fund et al. We also have received letters on behalf of the New York State Common Retirement Fund dated January 17, 2017 and January 27, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 15, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dominion Resources, Inc.
Incoming letter dated December 29, 2016

The proposal requests that the company, with board oversight, publish an assessment of the long-term impacts on the company's portfolio of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Dominion's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

January 27, 2017
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Dominion Resources, Inc. Regarding Climate Change on Behalf of The New York State Common Retirement Fund – Supplemental Reply

Ladies and Gentlemen:

I am writing on behalf of the New York State Common Retirement Fund (the "Proponent") to reply to the supplemental letter of Dominion Resources, Inc. (the "Company") dated January 25, 2017 ("Supplemental Letter"). The Proponent has submitted a shareholder proposal (the "Proposal") to the Company. We previously replied on January 17, 2017 to the Company's no action request letter of December 29, 2016 ("First Company Letter"). A copy of this supplemental reply is being emailed concurrently to Jane Whitt Sellers of McGuire Woods LLP.

In its Supplemental Letter, the Company asserts that our reply's depiction of the kind of reporting that could fulfill the request of the Proposal "introduces for the first time specific criteria not discussed in either the Proposal or the Supporting statement," and further, that in the absence of considering such criteria, the Company's existing reporting substantially implements the Proposal.

Initially, I note that what the Company characterizes as "specific criteria" and the "reports, plans and actions by other issuers that it suggests would substantially implement the Proposal…" were included in Proponent's initial reply for the purpose of refuting the Company's assertion that its current reporting compares favorably with that sought by the Proposal. Their inclusion was not intended, and cannot be read, to present a "similar, but different, shareholder proposal" past the submission deadline. Proponent has simply illustrated the wide gap between the Company's existing reports and public disclosures and the publication of an assessment undertaken in the context of a 2°C scenario.

Further, the Company's latest argument neglects the Proposal's express references to "long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over preindustrial levels..." and the International Energy Agency's estimate "that the global average carbon intensity of electricity production will need to drop by 90 percent." While the Company's compliance with the Clean Power Plan is a <u>step</u> toward actions consistent with limiting global warming to the 2°C scenario, the efforts and planning described to date do not account for the level of action plainly described in the Proposal.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333

The projection of 90% carbon intensity reduction required for the electric power sector, as an order of magnitude of the effort required, far exceeds the requirements of the Clean Power Plan. Fulfilling only the Clean Power Plan would be an important step, but it would not fulfill long-term policy and market expectations and needs for a longer range strategy, one that projects beyond current adopted federal and state policies to address the long-term 2°C scenario. Thus, there are sufficient references within the four corners of the Proposal to see that the Company has not substantially implemented it.

Further, as noted, above, Proponents' prior letter's references to other companies' plans are informative in terms of demonstrating how peers interpret the 2°C scenario requirement, in contrast to the Company, and what the market may expect. As noted in that letter, other electric utilities are disclosing long term plans that align with a 2 degree goal: NRG Energy, Xcel Energy and Enel have all agreed to set greenhouse gas reduction targets in line with achieving the 2-degree scenario. The Company's assessment and reporting, by comparison, fall short.

We strongly disagree with the Company's characterization of the IRP as a "long-term assessment" consistent with the core request of the Proposal describing the "long term impacts on the company's portfolio" of the 2° scenario, nor does it explain how the Company "could adjust its capital expenditure plans to align with a two degree scenario." Notably, nowhere in the Company's existing reports does it assert that when it fulfills current planned actions, its portfolio and capital spending plans will be in alignment with the 2°C scenario. It is clear that they could not reasonably make such a claim, and, thus, they have not substantially implemented the Proposal.

Accordingly, we stand by our previous comments, and respectfully urge the Staff to notify the company that the Proposal is not excludable as "substantially implemented" under Rule 14a-8(i)(10).

Sincerely,

Sanford Lewis

cc:
Jane Whit Sellers

McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
jsellers@mcguirewoods.com
Direct: 804.775.1054

January 25, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N .E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by The New York State Common Retirement Fund Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is in response to a letter dated January 17, 2017 (the "Proponent's Response Letter") sent to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") by Sanford J. Lewis, on behalf of The New York State Common Retirement Fund (for the purposes of this letter, together with Mr. Lewis as its representative, the "Proponent"), regarding the no-action request dated December 29, 2016 of Dominion Resources, Inc. ("Dominion" or the "Company"). Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in Dominion's no-action request.

A copy of this letter is being sent concurrently via email to Mr. Lewis, The New York State Common Retirement Fund and the Co-Filers.

DISCUSSION

Dominion continues to believe that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(10). As explained in the no-action request, Dominion believes it has already provided its assessment of the long-term impact on its generation assets portfolio of public policies and technological advances that are consistent with limiting global warming in line the Paris Agreement.

While Dominion appreciates the Proponent's position, it believes the Proponent's Response Letter revises the Proposal and Supporting Statement by inserting specific standards not included in the Proposal and that revisions to the Proposal at this point are untimely. The Proponent's Response Letter introduces for the first time specific criteria not discussed in either the Proposal or Supporting Statement. The Proponent also describes reports, plans and actions by other issuers that it suggests would substantially implement the Proposal, none of which were described in the Proposal or Supporting Statement. In effect, the Proponent's Response Letter presents a similar, but different, shareholder proposal at a point in time that is well past the November 22, 2016 deadline. Therefore, the various frameworks, criteria or actions described in detail by the Proponent's Response Letter should not be taken into account in the Staff's analysis of whether the Proposal has already been substantially implemented by Dominion.

If the Proponent desired Dominion to produce an assessment based upon considerations put forth by the Taskforce on Climate-related Financial Disclosure, or to take actions similar to some other company, it was incumbent upon the Proponent to include such criteria in the Proposal and/or Supporting Statement or to submit revisions prior to the submission deadline. See Staff Legal Bulletin No. 14F (CF). The Proponent cannot revise the Proposal now to suit its argument in the face of a no-action request.

The Proponent's Response Letter also attempts to minimize the long-term nature of Dominion's IRP assessment. The Proponent argues that Dominion's IRP (a 15-year assessment through 2031) and the CPP (which regulates GHG emissions through 2030) do not substantially implement the Proposal by characterizing both as "near-term." Dominion believes that reports and regulations that extend to 2030 and beyond are rightfully considered "long term" and, therefore, substantially implement the Proposal.

While acknowledging that Dominion's IRP assessment makes thorough and considered assessments of the impact of the CPP on its generation portfolio, the Proponent attempts to minimize the CPP by characterizing it as inadequate for the Proposal's purposes. Dominion believes that the Proponent is again redefining the parameters of the Proposal by arguing that an integral component to the U.S. commitment to the Paris Agreement's 2 degree Celsius goal, the CPP, is insufficiently comprehensive and short-term.

Finally, Dominion believes that the Proponent's reliance upon the Staff's decisions in *AES Corp*. (Jan. 11, 2017) and *Exxon Mobil* (Mar. 22, 2016) is misplaced. While both companies received proposals that are substantially similar to the Proposal, those companies' respective responses are distinguishable. First, in Exxon Mobil, the report presented by the company as the basis for its substantial implementation argument failed to provide an essential element (a portfolio assessment) and sought to negate the entire premise (the 2 degree scenario) of the proposal. In *AES Corp*., the company argued that a series of reports contained on its sustainability website and disclosures in its periodic reports filed with the SEC substantially implemented the proposal. While undoubtedly detailed, the reports provided by AES were not comprehensive, long-term assessments of the company's portfolio on par with the IRP cited by Dominion. The IRP, in contrast, provides a detailed, long-term assessment of the Company's portfolio held through DVP that addresses the essential objectives of the Proposal and, as such, substantially implements the Proposal.

CONCLUSION

For the reasons stated in the original no-action request, Dominion continues to believe that the Proposal may be properly excluded from the Proxy Materials and respectfully submits that the Proponent's Response Letter does not affect that conclusion. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-l 054 or at jsellers@mcguirewoods.com or Meredith S. Thrower, the Company's Assistant General Counsel - Finance, M&A and Project Development at (804) 819-2139 or meredith.s.thrower@dom.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Meredith S. Thrower, Assistant General Counsel - Finance, M&A and Project Development
Karen W. Doggett, Assistant Corporate Secretary and Director – Governance
New York State Common Retirement Fund
The Co-Filers listed on Exhibit A
Sanford J. Lewis

Exhibit A
Co-Filers

1. The Board of Pensions of the Presbyterian Church (USA)
100 Witherspoon Street
Louisville, Kentucky 40202
(800) 728-7228

2. Mercy Investment Services, Inc.
2039 North Geyer Road
St. Louis, Missouri 63131
(314) 909-3332

3. Pax World Mutual Funds
30 Penhallow Street, Suite 400
Portsmouth, New Hampshire 03801
(800) 767-1729

4. Vermont Pension Investment Committee
109 State Street
Montpelier, Vermont 05609
(802) 828-2301

SANFORD J. LEWIS, ATTORNEY

January 17, 2017
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Dominion Resources, Inc. Regarding Two Degree Scenario Planning on Behalf of The New York State Common Retirement Fund

Ladies and Gentlemen:

The New York State Common Retirement Fund (the "Proponent") is beneficial owner of common stock of Dominion Resources, Inc. ("Dominion" or the "Company"), and, together with other co-filers, has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated December 29, 2016 ("Company Letter") sent to the Securities and Exchange Commission by Jane Whitt Sellers of McGuireWoods LLP. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(10) as substantially implemented.

The Proposal requests scenario planning consistent with the requirements of a global 2°C warming scenario by mid-century, but the Company has only provided disclosure of a near-term compliance-oriented integrated resource plan which fails to address the level of energy decarbonization that is necessary to contain the worst impacts of climate change.

As such, the Company has not substantially implemented the Proposal and it is my opinion that the Proposal must be included in the Company's 2017 proxy materials. Concurrently with the filing of this letter with your office, a copy is being emailed to Ms. Whitt Sellers.

BACKGROUND

Greenhouse gases (GHGs) from human activities are the most significant driver of observed climate change since the mid-20th century. In 2015, 196 parties at the U.N. Climate Change Conference (COP21) agreed to limit climate change to an average global warming of well below 2°C above pre-industrial temperatures by 2050, and to pursue efforts to limit the temperature increase even further to 1.5°C ("2°C scenario"). Both of these ambitious goals are considered critical to heading off the most catastrophic effects of climate change. Given the projected growth in GHG emissions, however, these goals cannot be achieved without effective intervention.

Because the combined national commitments made prior to COP 21 were not scaled to a level needed to prevent global warming of 2°C, the COP 21 agreement requires participating nations to assess progress and then ratchet up their carbon reduction commitments every five

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333 years until their commitments are in alignment with capping global warming at the 2°C scenario.

The U.S. Clean Power Plan ("CPP") is an important commitment towards near-term carbon reduction, however, it does not achieve U.S. or individual company compliance with the 2°C scenario. Both government agencies and companies, however, are doing more to identify and *make* the level of commitment needed that *is* expected to fulfill the 2°C scenario.

For instance, in November 2016, the U.S. government released a report outlining a U.S. policy path for the 2°C scenario. The report, entitled "United States Mid-Century Strategy for Deep Decarbonization,"[1] ("Mid-Century Strategy") outlines several approaches by which the U.S. could achieve GHG reductions of 80 percent or more by 2050, transitioning the entire energy system to low carbon usage and emissions. Most relevant to the Proposal, the report provides multiple scenarios by which the U.S. could decarbonize the electric system by 2050. This could well inform any 2°C scenario analysis by Dominion.

The Mid-Century Strategy describes the action path that must be traveled from current efforts such as the CPP to the policies reasonably calculated to attain the 2°C scenario by 2050. The transformation for the electricity sector goes significantly beyond the Clean Power Plan:

> Electricity produced almost entirely from clean generation sources by 2050…The [mid-century strategy] Benchmark scenario shows 92 percent of generation in 2050 coming from a diverse portfolio of clean sources, including significant contributions from solar, wind, nuclear, hydro, and CCUS [carbon capture, utilization, and storage]. Nearly all fossil fuel power plants without CCUS are phased out by 2050.

The Proposal asks the Company to develop a scenario, consistent with the 2°C scenario at the level of scale of action that would bring Dominion into alignment with the mid-century plan.

Following publication of the Mid-Century Strategy, in December 2016 the Taskforce on Climate-related Financial Disclosures (TCFD) of the G20's Financial Stability Board released a set of draft recommendations for climate-related disclosures in corporate financial filings.[2] The Task Force, chaired by Michael R. Bloomberg, is considered an authoritative interpreter of climate disclosure obligations.

The TCFD framework includes recommendations that relate to the way companies consider the impact of climate change on their governance, risk management and strategy and sets out metrics and scenarios companies should consider in disclosing climate related risks and opportunities. The TCFD guidelines recommend that all companies "describe the potential impact of different scenarios, including a 2°C scenario, on the organization's businesses, strategy, and financial planning," but also includes more specific guidance for companies in the oil and gas, coal and electric utilities sectors due to the unique vulnerabilities of these industries.

---

[1] Available at http://bit.ly/2f0n25g

[2] Recommendations of the Task Force on Climate-related Financial Disclosures, December 14, 2016. https://www.fsb-tcfd.org/

The Taskforce recommends that energy companies consider 2°C scenario analysis that could include:

- The range and diversity of climate-related scenarios used, including the 2°C scenario used (e.g., whether climate-related scenarios with major disruptions [positive and negative] from business-as-usual [breakthroughs, breakdowns] were considered).
- For the 2°C scenario used, any adjustments/differences from publicly available 2°C scenarios.
- Quantitatively and qualitatively the critical input parameters, assumptions, and analytical choices for the climate-related scenarios used.
- Time frames used for the climate-related scenarios, including near-, medium- and long-term milestones (e.g., how does the organization consider timing of potential future implications under the climate related scenarios used).
- Qualitatively and quantitatively the key implications for the organization's performance under the various climate-related scenarios considered, including implications for the organization's value chain, capital-allocation decisions, R&D, and other financial implications.[3]

Similarly, the Proposal requests scenario planning scaled to the 2°C scenario - well beyond Dominion's current reporting.

Some global energy companies are already modeling the type of scenario analysis recommended by the Task Force, identifying both vulnerabilities and opportunities for their business, and to reassure investors and markets that they are poised to manage and take advantage of both. For example, BHP Billiton, a global mining, metals, and petroleum company, has adopted a planning process that "uses scenario analysis to encompass a wide spectrum of potential outcomes for key global uncertainties."[4] BHP Billiton outlined four different possible scenarios in a publicly available report issued in 2015 ranging from an orderly transition to a 2°C scenario to a shock event that leads to a much more rapid transition to a 2°C scenario by 2030.[5]

Other electric utilities also are disclosing long term plans that align with a 2°C scenario: NRG Energy, Xcel Energy, and Enel have all agreed to set GHG reduction targets in line with achieving the 2°C scenario.

Reports issued by Moody's Investors Service in June[6] and October 2016[7] indicate that the electric power sector faces significant risk due to climate change and that Moody's will itself be analyzing scenarios for carbon reduction based on the Paris Climate Agreement. The

[3] Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures, December 14, 2016.
[4] BHP Billiton, 2015 Annual Report
[5] BHP Billiton, Climate Change: Portfolio Analysis, September 2015; BHP Billiton, Climate Change: Portfolio Analysis – 'Views after Paris', October 2016.
[6] *Moody's To Analyse Carbon Transition Risk Based On Emissions Reduction Scenario Consistent with Paris Agreement*, Moody's Investor Service, June 28, 2016
[7] *Carbon Transition Brings Risks and Opportunities*, Moody's Investor Service, October 19, 2016

October report indicates that "some utilities will manage the transition better than others," and that "companies that have a coherent plan to adapt their business models in anticipation of a changing market environment are likely to be better positioned than those that react to changes when they occur."

The Proponent and other shareholders of Dominion are asking for additional disclosure to better understand how well the Company is positioning itself relative to its industry peers.

The Company currently uses the CPP as its benchmark scenario, but as explained above, compliance with CPP does not rise to the level of compliance with the 2°C scenario. Dan Bakal of the nongovernmental organization CERES notes in the blog post, *Cutting the Carbon Cord: A Tale Of Two Utilities:*[8]

> On the cusp of official "entry into force" of the groundbreaking Paris Agreement on climate change, it's a great time to take a look at how the United States is positioned to drive the Agreement's objectives forward. With a recently proposed Integrated Resource Plan from Dominion Resources in Virginia and an agreement struck by Xcel Energy in Minnesota, we have two salient examples to evaluate how U.S. power companies are aligning their strategies – or not – with the U.S. Environmental Protection Agency's Clean Power Plan, a lynchpin of the U.S. commitment under the Paris Agreement.
>
> In its plan, Dominion compares different options for compliance with the Clean Power Plan using either rate-based or mass-based approaches. Rate-based approaches aim to reduce the carbon intensity of electricity (lbs/MWh), whereas mass-based approaches aim to reduce actual carbon emissions. Either approach technically is allowed under the Clean Power Plan, within certain bounds. The striking takeaway is that Dominion could comply with the Clean Power Plan using a rate-based approach, even while its actual carbon dioxide emissions could nearly double – an obvious concern in fulfilling U.S. goals under the Paris Agreement. The company would do this primarily by adding new natural gas power plants, which would lower its emissions rate (lbs/MwH), while increasing total carbon emissions from 27 million tons per year in 2012 to 49 million tons per year in 2041.
>
> Though it may technically be able to comply with the letter of the Clean Power Plan pursuant to this approach, the potential increase in Dominion's carbon emissions would be contrary to the Plan's objectives, creating obvious headwinds for meeting our decarbonization commitments under the Paris Agreement. The EPA needs to address these concerns by ensuring that these kinds of emissions loopholes do not exist, while still retaining flexibility to allow states and utilities to advance optimal decarbonization plans.
>
> Dominion's problematic approach, which could lock in long-lived higher-carbon infrastructure that would undermine over-arching carbon pollution reduction objectives, also highlights the importance of companies 'stress testing' their long-term

[8] https://www.ceres.org/press/blog-posts/cutting-the-carbon-cord-a-tale-of-two-utilities

strategies against the Paris Agreement's specific goal limiting average global temperature rise to two-degrees Celsius or less. This two-degree stress testing is only just beginning to happen.

It's important to keep in mind that Dominion does not lack for cleaner, more cost-effective options for advancing the Clean Power Plan's objectives. Ceres' recent Benchmarking Utility Clean Energy report showed that Dominion ranked 24th among the nation's 30 largest utilities on delivering renewable energy and last, 30th, on energy efficiency. Dominion clearly can and should do more on both of these fronts.

Meanwhile, Xcel Energy's recent news stands in stark contrast to Dominion's approach. Under a recent agreement in Minnesota, Xcel plans to achieve a 60 percent greenhouse gas emissions reduction by 2030 by retiring old coal plants. The company is also upping its investments in wind and solar, as well as energy efficiency. The plan represents a dramatic – and welcome – shift for a company that still generates about 60 percent of its electricity in all of its states from coal.

THE PROPOSAL

Climate Change: 2 Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement entered into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders, we would like to understand how Dominion Resources is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

Dominion Resources is the 16th largest CO_2 emitter in the U.S. Dominion does not have a GHG reduction goal, and does not provide information on its long-term strategy or plan to decarbonize in ways that are consistent with the Paris

Climate Agreement. In its recent Integrated Resource Plan in Virginia, the company proposes complying with the EPA's Clean Power Plan by reducing its CO2 emission rate while increasing absolute CO2 emissions, which is inconsistent with the Paris Climate Agreement. As investors, we are concerned that Dominion is not properly accounting for the risk of its current high investment in carbon-intensive generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that Dominion Resources, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over preindustrial levels.

Supporting Statement: This report could include:

How Dominion could adjust its capital expenditure plans to align with a two degree scenario; and

Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

ANALYSIS

The Proposal is not substantially implemented and cannot be excluded pursuant to Rule 14a-8(i)(10).

The Company notes that SEC Staff have held that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal" *Texaco Inc.* (Mar. 28, 1991). In addition, the Staff considers whether the company's actions meet the essential purpose of the proposal. By both criteria, the Company's activities fail to rise to the level of significant implementation.

The Proposal requests that Dominion prepare a report on the long term impacts on the Company's portfolio of public policies and technological advances that are consistent with the 2°C scenario. The supporting statement further suggests that the report include how Dominion could adjust its capital expenditure plans to align with a 2°C scenario; and responsive plans to integrate technological, regulatory and business model innovations.

Dominion argues that the Integrated Resource Plan (IRP) completed in 2016 by its subsidiary Virginia Electric and Power Company substantially implements the Proposal, thus justifying the Proposal's exclusion. The IRP is built around the scenario of complying with the CPP by reducing the Company's CO2 emission rate while increasing absolute CO2 emissions. In contrast, the expectations for the electricity sector in order to meet the 2°C scenario are at a substantially higher level of decarbonization. As noted above, the Mid-Century Strategy anticipates that the utility sector will need to be nearly 100% decarbonized. Another authoritative organization, the International Energy Agency, estimates that the global average carbon intensity of electricity production will need to drop by 90 percent.[9]

The IRP process is born of and delineated by existing state and federal legal frameworks, of which few, if any, are geared up to requiring action consistent with the 2°C scenario. Particularly in Dominion's case, the Company's work in satisfying its IRP legal obligations does not address the 2°C scenario.[10]

As far as we can discern, nowhere in the Company Letter did the Company state that it has complied or substantially complied with a plan consistent with the 2°C scenario.

The Limited Goals of the IRP Do Not Match the Demands of the 2°C Scenario

Integrated resource planning is a process used by state public utility commissions to work with electric utility companies in coordinating and planning for electric service and the overall reliability of the electrical grid. This planning process is therefore a matter of state and federal legal compliance, with objectives and motives defined by these systems.

Dominion is required to submit IRPs to two state agencies, the Virginia State Corporation Commission (VSCC) and the North Carolina Utilities Commission (NCUC).

As the Company explains, under Virginia law, the IRP must provide:

- a forecast of the Company's load obligations and a plan to meet those obligations by supply side and demand side resources over the ensuing 15 years to promote reasonable prices, reliable service, energy independence, and environmental responsibility;
- a narrative description of the driver(s) underlying anticipated changes such as expected environmental compliance, carbon restrictions, [and] technology enhancements;
- systematic evaluation of investments in demand-side resources, including energy efficiency and demand-side management services;

[9] In contrast, the Company Letter only notes that the Company has reduced its carbon intensity by 30 percent since 2008.

[10] Additionally, the Proposal requests assessment at least through 2040, and the IRP document covers only a 15 year planning period, 2017-2031.

- other actions, as the Commission [VSCC] may approve, to diversify its generation supply portfolio and ensure that the electric utility is able to implement an approved plan, and;
- the effect of current and pending state and federal environmental regulations upon the continued operation of existing electric generation facilities or options for construction of new electric generation facilities

North Carolina additionally requires that the IRP provide:

- assessment of demand-side management and energy efficiency.

Overall, this planning process is ultimately aimed at understanding and predicting how near-term costs relative to its operations will be passed onto consumers in the form of increased electricity rates. In contrast, the Proposal requests a further reaching assessment, one that requires the Company to grasp what is at stake financially as increasing concerns about global climate change lead to enforcement of much more stringent decarbonization requirements to reduce the scale of emerging global climate destabilization and catastrophic impacts.

Company Report on Past Carbon Reduction Efforts and Short Term Future Reductions Is Not Substantial Implementation

In support of its substantial implementation argument, the Company also points to disclosures of past reductions in carbon emissions and projected short term future reductions in its annual sustainability report, "Delivering Sustainable Value, 2015-2016 Citizenship Report".

However, past performance and short-term plans do not address the 2°C scenario planning requested by the Proposal.

Other Utilities Model 2°C Scenario Planning

In contrast to Dominion, other electric utilities are disclosing long term plans that align with a 2 degree goal: NRG Energy, Xcel Energy and Enel have all agreed to set GHG reduction targets in line with achieving the 2°C scenario. Xcel recently announced that it will be replacing 1.4 gigawatts of coal generation in Minnesota with natural gas and making significant new investments in renewable generation, and that the company is on track to reduce its carbon dioxide emissions 30 percent from 2005 levels by 2020—exceeding its goal of a 20 percent reduction by 2020. AGL, an Australian utility, embraced a very similar shareholder resolution by taking action to align its portfolios and planning with the 2-degree target. American Electric Power recently disclosed plans to retire its remaining coal plants, invest in more modern and efficient transmission infrastructure and expand its renewable energy projects between now and 2030 and reduce its absolute greenhouse gas emission by 58 percent[11]

[11] AEP Investor Presentation, AEP Transformation Update, November 9, 2016

A recent staff decision in *AES Corporation*, January 11, 2017, evaluated that company's implementation of what was a proposal essentially identical to the present one. The Staff rejected the Company's substantial implementation argument. See also, *Exxon Mobil,* March 22, 2016, in which the company also claimed substantial implementation of a 2° scenario proposal based on an argument that its existing disclosures were adequate despite omission of materials responsive to the scenario plan based on an underlying assumption that the world's policymakers would not succeed in setting the necessary restrictive policies. Again, the claim of substantial implementation was rejected by the Staff. As in the present instance, each company published extensive information on its actions to date and limited nearer term or compliance goals, but failed to focus on scenarios consistent with the 2°C scenario. As in those decisions, the Staff should reject the arguments by Dominion that it has substantially implemented the Proposal.

CONCLUSION

To summarize, none of the Company's reporting, separately or in combination, addresses the risks and options for mitigation/risk reduction in the face of the 2°C scenario. Without additional detail indicating that the Company is testing its short and long term business plans and capital expenditures against different scenarios designed to reach a 2°C goal, investors lack critical information. Such robust scenario analysis is critical in the rapidly changing regulatory and technological world in which Dominion operates. The Company's reporting implements neither the guidelines nor the essential purpose of the Proposal.

Based on the foregoing, we believe it is abundantly clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2017 proxy statement pursuant to Rule 14a-8. As such, we respectfully request that the Staff inform the Company that it is denying the no action letter request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,

Sanford Lewis

Cc:
Jane Whit Sellers

McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
jsellers@mcguirewoods.com
Direct: 804.775.1054

McGUIREWOODS

December 29, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by the New York State Common Retirement Fund Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation (the "Company" or "Dominion"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2017 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 18, 2016 by the New York State Common Retirement Fund (the "Proponent") and the additional co-filers who are listed on the Exhibit A attached hereto (collectively the "Co-Filers", and each a "Co-Filer"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent and each Co-Filer.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2017. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to the Proponent and each of the Co-Filers any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

WHEREAS: In November 2016 the Paris Agreement entered into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders, we would like to understand how Dominion Resources is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

Dominion Resources is the 16th largest CO_2 emitter in the U.S. Dominion does not have a GHG reduction goal, and does not provide information on its long-term strategy or plan to decarbonize in ways that are consistent with the Paris Climate Agreement. In its recent Integrated Resource Plan in Virginia, the company proposes complying with the EPA's Clean Power Plan by reducing its CO_2 emission rate while increasing absolute CO_2 emissions, which is inconsistent with the Paris Climate Agreement. As investors, we are concerned that Dominion is not properly accounting for the risk of its current high investment in carbon-intensive generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that Dominion Resources, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How Dominion could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's and Co-Filers' share ownership, is attached to this letter as Exhibit B.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in existing reports and public disclosures.

DISCUSSION

Rule 14a-8(i)(10) – the Proposal may be excluded because the Company has already substantially implemented the Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC's view of the purpose of this exclusion was stated with respect to the predecessor to Rule 14a-8(i)(10): the rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Oshkosh Corp*. (Nov. 4, 2016); *NetApp, Inc.* (June 10, 2015); *Peabody Energy Corp*. (Feb. 25, 2014); *Medtronic, Inc.* (June 13, 2013); see, e.g., *Starbucks Corp.* (Nov. 27, 2012), *Whole Foods Market, Inc.* (Nov. 14, 2012), and *Texaco, Inc.* (Mar. 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Cisco Systems, Inc*. (Sept. 27, 2016) (allowing exclusion under Rule 14a-8(i)(10) of a proxy access proposal despite its including eligibility criteria distinguishable from those in the company's existing proxy access bylaw); *Walgreen Co.* (Sept. 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement); and *Johnson & Johnson* (Feb. 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also, e.g., *Hewlett-Packard Company* (Dec. 11, 2007), *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007) and *Bristol-Myers Squibb Co.* (Mar. 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *WD-40 Co*. (Sept. 27, 2016); *Oracle Corp*. (Aug. 11, 2016); *Exxon Mobil Corp.* (Mar. 17, 2015); *Deere & Company* (Nov. 13, 2012); *Exxon Mobil Corp.* (Mar. 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); and *The Gap, Inc.* (Mar. 8, 1996).

The Staff has allowed other similar proposals calling for reports to be excluded where companies could show that they were already issuing reports similar to those the proponents were requesting. For example, for the Company's 2016 annual meeting, the Staff allowed the Company to exclude a proposal requesting a report on how the Company measures, mitigates, sets reduction targets, and discloses methane emissions, which exclusion was granted because the public disclosures made in the Company's Methane Management Report 2015 "compare[d] favorably with the guidelines of the proposal." *Dominion Resources, Inc.* (Feb. 9, 2016). See also *Dominion Resources, Inc.* (Feb. 19, 2015) (allowing the Company to exclude a proposal requesting a report on the Company's efforts to reduce environmental hazards associated with its coal ash disposal and storage operations because the Company already produced a publicly available Coal Ash Management Report that made similar disclosures to the proposal); *Dominion Resources, Inc.* (Feb. 5, 2013) (allowing the Company to exclude a proposal requesting a report on the Company's plans for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts because the Company already made similar disclosures pursuant to state regulatory reporting requirements); *Dominion Resources, Inc.* (Jan. 24, 2013) (allowing the Company to exclude a shareholder proposal seeking a report on increasing energy efficiency based on disclosures made in annual reports filed with state regulatory authorities). Similarly, in *Exxon Mobil Corp.* (Mar. 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate that it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed Exxon to exclude the proposal in reliance on Rule 14a-8(i)(10). For similar results, see also *Entergy Corp*. (Feb. 14, 2014) (requesting the board prepare a report on policies the company could adopt and near-term actions it could take to reduce greenhouse gas emissions); *Abercrombie & Fitch Co.* (Mar. 28, 2012) (requesting that the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety); *MGM Resorts International* (Feb. 28, 2012) (requesting that the board issue a sustainability report to shareholders); *Duke Energy Corporation* (Feb. 12, 2012) (requesting that the board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *Exelon Corp*. (Feb. 14, 2010) (allowing the exclusion of a proposal that requested a recurring report on different aspects of the company's political contributions when the company had already adopted guidelines for political contributions made with corporate funds, and issued a report on the company's political contributions); *Exxon Mobil Corp.* (Mar. 18, 2004) (requesting a report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (Feb. 17, 2004) (requesting a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

B. The Proposal has been substantially implemented because Virginia Electric and Power Company, Dominion's wholly owned subsidiary, prepares an annual Integrated Resource Plan that, together with other public reports made available by Dominion, currently meets the essential objectives of the Proposal

The Proposal requests that Dominion prepare a report on the long-term impacts of global warming initiatives, such as the Paris Agreement, on its portfolio of power generation assets and planned capital expenditures through 2040, including the Company's plans to integrate technological, regulatory and business model innovations, such as electric vehicle infrastructure, distributed energy sources, demand response, smart grid technologies, and customer energy efficiency as well as corresponding rate designs. Dominion believes that it may exclude the Proposal because Virginia Electric and Power Company ("DVP"), a wholly owned subsidiary of the Company, which owns and operates most of the Company's carbon-emitting power generation assets, has already substantially implemented the essential objectives of the Proposal through the filing of its annual Integrated Resource Plan ("Plan"). In addition, Dominion has provided information on the Company's climate change strategy and its solar generation growth plans in reports available on the Company's website. Any further reporting as contemplated by the Proposal would be duplicative of these already extensive efforts.

By way of background, DVP, headquartered in Richmond, Virginia, currently serves approximately 2.5 million electric customer accounts located in approximately 30,000 square miles of Virginia and North Carolina. DVP's generation portfolio consists of more than 21,000 MW of generation capacity, over 6,500 miles of transmission lines at voltages ranging from 69 kilovolts ("kV") to 500 kV, and more than 57,000 miles of distribution lines at voltages ranging from 4 kV to 46 kV in Virginia, North Carolina and West Virginia. DVP is a member of PJM Interconnection, L.L.C., the operator of the wholesale electric grid in the Mid-Atlantic region of the United States.

Every year, DVP is required to file its Plan with the Virginia State Corporation Commission ("VSCC") pursuant to § 56-599 of the Code of Virginia ("Va. Code"), as amended, and the VSCC's guidelines issued on December 23, 2008 ("VSCC Guidelines"); and with the North Carolina Utilities Commission ("NCUC") every other year (with updates required in odd numbered years) in accordance with § 62-2 of the North Carolina General Statutes and Rule R8-60 of NCUC's Rules and Regulations ("NCUC Rules"). On April 29, 2016, DVP submitted its most recent Plan filing with both the VSCC and NCUC ("2016 Plan"). The 2016 Plan is publicly available through the VSCC website at http:www.scc.virginia.gov under Case No. PUE-2016-00049, and can be accessed using the "Obtain Case Information," "Docket Search" and "Search Cases" web links. The 2016 Plan is also available on the NCUC website under Docket No. E-

100, Sub 147 at http://starw1.ncuc.net/NCUC/portal/ncuc/PSC/PSCDocumentDetailsPageNCUC.aspx?DocumentId=b8ee38cd-ba82-4c02-8def-7e267c6251ff&Class=Filing, as well as on DVP's website at https://www.dom.com/about-us/making-energy/2016-integrated-resource-planning.[1]

Under Virginia law, an "integrated resource plan" is defined as "a document developed by an electric utility that provides a forecast of its load obligations and a plan to meet those obligations by supply side and demand side resources over the ensuing 15 years to promote reasonable prices, reliable service, energy independence, and environmental responsibility." Va. Code § 56-597. The load forecast is to include "a narrative description of the driver(s) underlying … anticipated changes such as expected environmental compliance, carbon restrictions, [and] technology enhancements,…" VSCC Guidelines (F)(2). In preparing a Plan for filing in Virginia, DVP is required, among other things, to "systematically evaluate … investments in demand-side resources, including energy efficiency and demand-side management services;… other actions, as the Commission may approve, to diversify its generation supply portfolio and ensure that the electric utility is able to implement an approved plan;…[and t]he effect of current and pending state and federal environmental regulations upon the continued operation of existing electric generation facilities or options for construction of new electric generation facilities;…" Va. Code § 56-599. Additionally, in North Carolina, DVP is required to incorporate into its Plan "an assessment of demand-side management and energy efficiency…" NCUC Rules R8-60(c).

As with each Plan filing, the 2016 Plan addresses requirements in existing Virginia and North Carolina law and regulations, as discussed above, as well as new or proposed provisions of state and federal law. Notably, the 2016 Plan evaluates the greenhouse gas ("GHG") regulations promulgated by the U.S. Environmental Protection Agency ("EPA") on August 3, 2015, known as the Clean Power Plan (or "CPP"). The CPP, which was developed and used in the Paris discussions as one of the methods that would contribute to the United States reaching its GHG goals,[2] provides states with several options for restricting carbon dioxide ("CO_2") emissions, including rate- or intensity-based programs designed to reduce overall CO_2 intensity, and mass-based programs designed to reduce total CO_2 emission based on tonnage. Overall, the CPP aims to cut carbon pollution at the state or regional levels from new and existing power plants by 32 percent of 2005 levels by 2030, which is substantially comparable to the U.S.'s GHG emissions reduction commitment to the Paris Agreement, namely, a reduction of 26-28 percent below the 2005 level in 2025, and using "best efforts" to reduce emissions by 28 percent.[3] The CPP has been described by U.S. Representatives to the Paris Agreement and the White House as one of the tools that the U.S. would use to meet its GHG emissions reduction targets under the Paris Agreement. In addition to the CPP, the 2016 Plan evaluates a significant number of final, proposed, stayed and anticipated EPA regulations that will affect certain units in DVP's current fleet of generation resources, including regulations designed to regulate air, solid waste, and water constituents, as listed below.

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[1] The VSCC recently issued its final order on the Company's 2016 Plan, pronouncing it "reasonable and in the public interest" for the purpose of § 56-597 *et seq.* of the VA Code. *Commonwealth of Virginia, ex rel. State Corporation Commission In re: Virginia Electric and Power Company's Integrated Resource Plan filing pursuant to Va. Code § 56-597 et seq.*, Case No. PUE-2016-00049, Final Order (Dec. 14, 2016) (the "December 14, 2016 Final Order").
[2] *See* https://www.whitehouse.gov/sites/default/files/docs/mid_century_strategy_report-final.pdf.
[3] The U.S. Intended Nationally Determined Contribution, found at: http://www4.unfccc.int/submissions/INDC/Submission%20Pages/submissions.aspx.

Air
Mercury and Air Toxics Standards
Cross-State Air Pollution Rule
Sulfur Dioxide National Ambient Air Quality Standards
2008 Ozone Standard
2015 Oxone Standard
GHG Tailoring Rule
Electric Generating Units New Source Performance Standard
Clean Power Plan
Federal CO_2 Program

Waste
Coal Combustion Residuals

Water
Clean Water Act § 316(b) Impingement and Entrainment
Effluent Limitation Guidelines

Id. at 42.

Finally, the 2016 Plan addresses concerns and/or requirements identified by the SCC or NCUC in prior relevant orders. Notably, to assess the potential approaches for compliance with the CPP and the costs and rate impacts attendant thereto, the VSCC, in its December 30, 2015 Final Order on DVP's 2015 Plan,[4] directed DVP in its 2016 Plan and future filings to, among other things:

> model and provide multiple plans that are each compliant with the Clean Power Plan, under both a mass-based approach and an intensity-based approach (including a least-cost compliant plan where the Strategist® model is allowed to choose the least-cost path given the emission constraints imposed by the Clean Power Plan); provide a detailed analysis of the impact of each plan in terms of all costs, including, but not limited to, capital, programmatic and financing; provide the impact of each plan on the electricity rates paid by [DVP's] customers; and identify whether any aspect of any plan would require changes to existing Virginia law….

December 30, 2015 Final Order at 11-12. While acknowledging that uncertainty regarding future implementation of the CPP continues and may, in fact, increase due to the upcoming change in federal administrations,[5] in its December 14, 2016 Final Order on DVP's 2016 Plan the VSCC directed DVP to (i) comply with all requirements of prior Plan orders, except for such requirements that have been specifically updated or revised by subsequent VSCC order, and (ii) model and present scenarios similar to those included in the 2016 Plan for purposes of its 2017 Plan (including CPP-compliant plans), which is due to be filed with the VSCC by May 1, 2017.

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[4] *Commonwealth of Virginia, ex rel. State Corporation Commission In re: Virginia Electric and Power Company's Integrated Resource Plan filing pursuant to Va. Code § 56-597 et seq.*, Case No. PUE-2015-00035, 2015 S.C.C. Ann. Rept. 320, Final Order (Dec. 30, 2015) (the "December 30, 2015 Final Order").
[5] December 14, 2016 Final Order at 4, n. 9.

As with prior filings and consistent with the foregoing statutory and regulatory requirements and regulatory agency directives, DVP's objective in developing its 2016 Plan was to identify the mix of resources (supply-side, demand-side and market purchases) necessary to meet its customers' projected energy and capacity needs in an efficient and reliable manner at the lowest reasonable cost over a 15-year Planning Period (2017-2031), with due quantification, consideration and analysis of future risks and uncertainties facing the industry, DVP, and its customers.[6] This includes consideration of load growth, commodity price projections, economic conditions, effective and anticipated environmental regulations (as discussed above), construction and equipment costs, Demand-Side Management ("DSM") programs and energy efficiency, and many other regulatory and market developments that may occur during a 25-year Study Period (2017-2041) based on DVP's assumptions at the time of filing. 2016 Plan at 3.

In developing its 2016 Plan, DVP's first step was to construct a representation of its current resource base. DVP's existing supply-side portfolio is comprised of a diverse mix of generating resources consisting of DVP-owned nuclear, fossil, hydro, pumped storage, biomass and solar facilities, which are located at multiple sites distributed throughout its service territory. In order to increase the availability of renewable options, the Company has also implemented various rates and programs, including the Solar Partnership Program and Solar Purchase Program, which facilitate Company- and customer-owned solar distributed generation, respectively; and Net Metering, which allows eligible customer generators producing renewable generation to offset their own electricity usage. *Id*. at 38-39.

DSM programs are also an important part of DVP's portfolio available to meet customers' growing need for electricity. As such, the 2016 Plan includes current DSM tariffs, such as the Standby Generation rate schedule, which is an energy efficiency-demand response program providing incentives for dispatchable load reductions that can be called upon by DVP when capacity is needed; as well as DSM Pilots and Demonstrations, such as the Electric Vehicle ("EV") Pilot, which offers experimental and voluntary EV rate options to encourage residential EV owners to charge them during off-peak periods, and the Advanced Metering Infrastructure ("AMI") demonstration, which upgrades meters to AMI, also referred to as smart meters. *Id*. at 55-57.

Using this existing resource base, DVP then developed and presented five different alternative plans (collectively, the "Studied Plans") designed to meet the needs of its customers in a future both with or without a CPP, utilizing a balanced mix of supply- and demand-side resources and market purchases. *Id*. at 9. In addition to traditional supply- and demand-side resources, the 2016 Plan examined viable commercial- and utility-scale emerging generation technologies, including a variety of energy storage technologies, such as pumped storage hydroelectric power and superconducting magnetic energy storage; and new nuclear, such as DVP's development of North Anna 3. *Id*. at 88-91.

The Studied Plans were next subjected to a comprehensive risk analysis to assess portfolio risks associated with fuel costs, CO_2 emission costs, and construction costs. *Id*. at 128-129. In general, this analysis was used to quantify the value of fuel diversity. Finally, the results of all the analyses were summarized in a Portfolio Evaluation Scorecard, where each of the Studied Plans was given a final score under various categories, such as cost and risk. *Id*. at 153-

[6] Each of DVP's Plans is a long-term planning document based on current market information and projections. No given year's Plan is a commitment to construct or implement a particular project or request for approval of a particular project.

155. For example, under the category of Capital Investment Concentration, portfolios that include disproportionate capital expenditures on any single generating unit or facility could increase financial risk to DVP and its customers. In this category, the Studied Plan that includes the highest ratio of a single generating unit or facility's capital spend as compared to DVP's current rate base (approximately $21 billion) will be given an unfavorable rating. *Id*. at 154.

As a result of this thorough and robust analysis, which is described in detail in the 300+ page 2016 Plan, DVP developed the Studied Plans that, along with its Short-Term Action Plan over the next five years, are collectively DVP's 2016 Plan. *Id*. at 155. A combination of developments on the market, technological, and regulatory fronts over the next five years will likely shape the future of DVP and the utility industry for decades to come, not the least of which is the outcome of the CPP. *Id*. at 157. Through the 2016 Plan, DVP has proactively positioned itself in the short-term to address these evolving developments for the benefit of all stakeholders over the long-term, including an evaluation of emerging environmental regulations and an assessment of the related cost risks, in accordance with existing Virginia and North Carolina law and regulations, new or proposed provisions of state and federal law, and SCC or NCUC prior relevant orders. Based on the foregoing, the Company believes that DVP has already substantially implemented the essential objectives of the Proposal with the filing of the 2016 Plan, and any additional reporting requirements contemplated by the Proposal would be duplicative of that analysis. Therefore, the Proposal should be excluded from the Proxy Materials.

In addition to the 2016 Plan, the Company files reports with the EPA and has also released a series of voluntary disclosures pertaining to its environmental efforts, in particular relating to its climate change strategy that seeks to reduce GHG emissions and GHG emissions intensity.[7] The cornerstone of this integrated strategy is diversification through enhanced conservation and energy efficiency programs, expansion of the Company's renewable energy portfolio, modernization of the electric grid, inclusion of low-emission natural gas-fired and emissions-free nuclear plants, construction of new natural gas infrastructure, and enhanced methane mitigation measures. The Company's efforts to minimize carbon intensity have had notable results: from 2000 to 2015, the Company has "reduced the total volume of carbon dioxide emissions of [its] generating fleet by 21 percent . . . [and] cut [its] carbon intensity rate – the average CO_2 emissions rate per unit of electric output – by 43 percent, even as the level of electric generation increased by 37 percent".[8] From 2008 to 2015 the Company's carbon intensity has been reduced by 30 percent.[9] The Company has also made publicly available its 2014 Greenhouse Gas Report,[10] which reports emissions from all of its subsidiaries including power generation, electric transmission, and natural gas systems, as well as goals scorecard covering its initiatives related to reducing its environmental footprint, methane and other GHG emissions mitigation, energy conservation and energy efficiency and renewable and alternative energy sources.[11] With respect to methane emissions, the Company has developed a comprehensive mitigation program to reduce GHG emissions from its natural gas facilities ahead of any EPA regulatory requirements, including voluntary participation in the EPA's Natural Gas STAR program and was a founding partner in the EPA's Methane Challenge program.

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[7] *See* https://www.dom.com/community/environment/what-we-are-doing.
[8] Dominion's *Delivering Sustainable Value, 2015-2016 Citizenship Report* ("*Citizenship Report*") (available at http://www.domcitizenship.com/assets/pdf/Dominion_CR_102016.pdf) at 89.
[9] *Id*. at 90.
[10] *See* https://www.dom.com/community/environment/environmental-reports.
[11] *See Citizenship Report*, pp. 110-115.

A key component to the Company's clean energy growth is the expansion of its solar power generating capacity. Since 2013, the Company "has helped bring more than 1,000 megawatts of solar into operation in the U.S., enough energy to power about 250,000 homes at peak solar output."[12] The Company currently has 29 solar generating facilities operating in eight states, and recently announced the expansion of its plans to develop utility-scale solar power in Virginia and North Carolina to a total of 500 megawatts of utility-scale solar in the region through 2020 – "enough electricity at peak capacity to power 125,000 homes."[13]

While the Company believes that the 2016 Plan and its other public disclosures clearly meet the essential objectives of the Proposal and that its 2017 Plan, which is expected to be available on its website by the time of the 2017 annual shareholders' meeting, will further enhance the Company's satisfaction of the Proposal's objective, we do note that the Company need not take the exact action requested by a shareholder in order to be able to exclude a proposal under Rule 14a-8(i)(10); rather, it must substantially implement the shareholder proposal. As the Commission described in an earlier release noting the distinction between the current rule and its predecessor:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor to current Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretive change. Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091(Aug. 16, 1983).

The Company believes it has provided in the 2016 Plan (and in its numerous other public reports and disclosures) appropriate disclosures to its investors regarding its assessment of the long-term impact on its generation assets portfolio of public policies and technological advances that are consistent with limiting global warming in line the Paris Agreement. As the Commission has recognized, there is no need to present to shareholders a Proposal regarding a matter on which the Company's management or board has already acted upon favorably. See e.g., *Entergy Corporation* (Feb. 14, 2014) (permitting the exclusion, under Rule 14a-8(i)(10), of a shareholder proposal requesting a report on near-term policies a company could adopt to reduce its greenhouse gas emissions where the company had already made numerous public disclosures regarding its greenhouse gas emissions).

Finally, Dominion points out that neither it nor any other private company is subject to the terms of the Paris Agreement; the individual signatory countries are. Instead, Dominion is subject to the laws and rules and regulations promulgated thereunder by the federal government and the states in which it operates. As noted above, Dominion provides long-term reports assessing the impact of federal and state regulations, including global warming initiatives such as

---

[12] https://www.dom.com/solar.
[13] https://www.dom.com/about-us/making-energy/renewables/solar/virginia-and-north-carolina-solar-projects.

the CPP, which are in-line with the goal of the 2 degree scenario set forth by the Paris Agreement. Dominion further disagrees with the Proponent's contention that it does not have a GHG reduction goal or provide information on its long-term strategy in ways that are consistent with the Paris Agreement. While Dominion has not established a standalone GHG emissions reduction target, it targets GHG emissions reductions to comply with those required by federal and state regulations, including the currently stayed CPP, as well as its voluntary reduction efforts that have resulted in a 30 percent decrease in carbon intensity since 2008.[14] Further, as noted earlier, the Company publicly discloses its strategy for reducing GHG emissions intensity as well as its methane reduction initiatives, and includes a goals scorecard discussing items such as adopting best practices related to methane emissions and reducing its environmental footprint. With respect to the Proponent's assertion that the Company doesn't provide information on its long-term strategy, the 2016 Plan (as well as earlier iterations of DVP's Plan) clearly demonstrate the contrary.

The 2016 Plan and Dominion's other public disclosures regarding its climate change strategy are responsive to the Proponent's request and provide an extremely detailed picture of the Company's long-term planning with respect to GHG regulations, including those considered integral to the Paris Agreement by the White House. Dominion has thus already substantially implemented the essential objectives of the Proposal with the filing of the 2016 Plan, and any additional reporting requirements contemplated by the Proposal would be duplicative of that analysis. Therefore, the Proposal should be excluded from the Proxy Materials.

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or jsellers@mcguirewoods.com or Meredith S. Thrower, the Company's Senior Counsel – Corporate Finance, Securities & M&A at (804) 819-2139 or meredith.s.thrower@dom.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures
cc: Meredith S. Thrower, Senior Counsel – Corporate Finance, Securities & M&A
Karen W. Doggett, Assistant Corporate Secretary and Director – Governance
New York State Common Retirement Fund
The Co-Filers listed on Exhibit A

[14] *Citizenship Report* at 90.

Exhibit A
Co-Filers

1. The Board of Pensions of the Presbyterian Church (USA)
   100 Witherspoon Street
   Louisville, Kentucky 40202
   (800) 728-7228

2. Mercy Investment Services, Inc.
   2039 North Geyer Road
   St. Louis, Missouri 63131
   (314) 909-3332

3. Pax World Mutual Funds
   30 Penhallow Street, Suite 400
   Portsmouth, New Hampshire 03801
   (800) 767-1729

4. Vermont Pension Investment Committee
   109 State Street
   Montpelier, Vermont 05609
   (802) 828-2301

Exhibit B

Correspondence

Karen Doggett (Services - 6)

From: Carter Reid (Services - 6)
Sent: Friday, November 18, 2016 7:07 PM
To: Karen Doggett (Services - 6)
Subject: Fwd: [External] Shareholder Request - New York State Common Retirement Fund
Attachments: Dominion Resourcs, Inc. Shareholder Proposal 2017.pdf; ATT00001.htm

Begin forwarded message:

From: <THarris@osc.state.ny.us>
Date: November 18, 2016 at 7:01:20 PM EST
To: <carter.reid@dom.com>
Subject: [External] Shareholder Request - New York State Common Retirement Fund

Hello Ms. Reid,

Please find attached a copy of the New York State Common Retirement Fund filing letter and shareholder resolution, which has also been sent to you today via UPS.

If you have any questions, please feel free to contact me.

Kind Regards,

-Tana Harris

Tana Harris
Special Investment Officer
Pension Investment and Cash Management
Office of the State Comptroller
59 Maiden Lane Fl. 30
New York, NY 10038
tharris@osc.state.ny.us
Direct Line: 212.383.2592
Receptionist: 212.383.3931
Facsimile: 212.383.1331

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 18, 2016

Ms. Carter Reid
Senior Vice President and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar St.
Richmond, Virginia 23219

Dear Ms.Reid:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Dominion Resources, shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should Dominion Resources decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Enclosures

Dominion Resources

Climate Change: 2 Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement entered into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders, we would like to understand how Dominion Resources is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

Dominion Resources is the 16th largest CO_2 emitter in the U.S. Dominion does not have a GHG reduction goal, and does not provide information on its long-term strategy or plan to decarbonize in ways that are consistent with the Paris Climate Agreement. In its recent Integrated Resource Plan in Virginia, the company proposes complying with the EPA's Clean Power Plan by reducing its CO_2 emission rate while increasing absolute CO_2 emissions, which is inconsistent with the Paris Climate Agreement. As investors, we are concerned that Dominion is not properly accounting for the risk of its current high investment in carbon-intensive generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that Dominion Resources, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How Dominion could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

J.P.Morgan

Daniel F. Murphy
Vice President
CIB Client Service Americas

November 18, 2016

Ms. Carter M. Reid
Senior Vice President, Chief Administrative & Compliance Officer and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Dominion Resources, Inc. continuously for at least one year as of and including November 18, 2016.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 1,576,900 shares of common stock as of November 18, 2016 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F. Murphy

cc: Patrick Doherty – NSYCRF
Eric Shostal – NYSCRF
Tana Harris – NYSCRF

4 Chase Metrotech Center 4th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 718 242 1209 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.

Page 19 redacted for the following reason:
- -
FISMA & OMB MEMORANDM M-07-16

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Tuesday, November 22, 2016 8:24 AM
To: tharris@osc.state.ny.us
Cc: Carter Reid (Services - 6)
Subject: RE: [External] Shareholder Request - New York State Common Retirement Fund

Dear Ms. Harris,

This email confirms receipt of the shareholder resolution being submitted by the New York State Common Retirement Fund. We will contact you should we have any questions.

Sincerely,

Karen Doggett

Karen W. Doggett
Assistant Corporate Secretary and Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Office: (804) 819-2123/8-738-2123
Mobile: (804) 337-0826
karen.doggett@dom.com

:

From: <THarris@osc.state.ny.us>
Date: November 18, 2016 at 7:01:20 PM EST
To: <carter.reid@dom.com>
Subject: [External] Shareholder Request - New York State Common Retirement Fund

Hello Ms. Reid,

Please find attached a copy of the New York State Common Retirement Fund filing letter and shareholder resolution, which has also been sent to you today via UPS.

If you have any questions, please feel free to contact me.

Kind Regards,

-Tana Harris

Tana Harris

Special Investment Officer
Pension Investment and Cash Management
Office of the State Comptroller
59 Maiden Lane Fl. 30
New York, NY 10038
tharris@osc.state.ny.us
Direct Line: 212.383.2592
Receptionist: 212.383.3931
Facsimile: 212.383.1331

<Dominion Resourcs, Inc. Shareholder Proposal 2017.pdf>

Presbyterian Mission Agency
Office of Faith-Based Investing and Corporate Engagement

November 18, 2016

Ms. Carter M. Reid
Senior Vice President, Chief Administrative and Compliance Officer
And Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Reid:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 1.7 million members. Our General Assembly believes its investments should promote the church's mission goals and reflect its ethical values such as caring for the environment. The Committee on Mission Responsibility Through Investment (MRTI) was created to implement this policy. The General Assembly has worked on climate change since 1990, and has called for reduction of emissions in our church buildings, international agreements as well as adoption of reduction targets and other sustainability measures by corporations.

The Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 76 shares of Dominion Resources common stock. The enclosed shareholder proposal, along with its supporting statement, has been submitted by the New York State Common Retirement Fund for consideration and action at your 2017 Annual Meeting. We are co-filing this resolution, and authorize the New York State Common Retirement Fund to act as our representative regarding the resolution.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held Dominion Resources shares for at least one year prior to the date of this filing. Proof of ownership from BNY Mellon Asset Servicing, the master custodian, will be forwarded separately. The Board will maintain the SEC-required ownership position of Dominion Resources stock through the date of the Annual Meeting where our shares will be represented.

Sincerely yours,

Robert Fohr
Director of Faith-Based Investing and Corporate Engagement
Presbyterian Church U.S.A.

Enclosure: 2017 Dominion Resources Shareholder Resolution

Cc: Ms. Elizabeth "Terry" Dunning, MRTI Chairperson
Mr. George Philips, MRTI Vice Chairperson

Climate Change: 2 Degree Scenario Analysis

2016 NOV 22 PM 12: 37

WHEREAS:

In November 2016 the Paris Agreement entered into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders, we would like to understand how Dominion Resources is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

Dominion Resources is the 16th largest CO_2 emitter in the U.S. Dominion does not have a GHG reduction goal, and does not provide information on its long-term strategy or plan to decarbonize in ways that are consistent with the Paris Climate Agreement. In its recent Integrated Resource Plan in Virginia, the company proposes complying with the EPA's Clean Power Plan by reducing its CO_2 emission rate while increasing absolute CO_2 emissions, which is inconsistent with the Paris Climate Agreement. As investors, we are concerned that Dominion is not properly accounting for the risk of its current high investment in carbon-intensive generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that Dominion Resources, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How Dominion could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

Page 25 redacted for the following reason:
- -
FISMA & OMB MEMORANDM M-07-16

Karen

THE BANK OF NEW YORK MELLON

November 21, 2016

Ms. Carter M. Reid
Senior Vice President, Chief Administrative and
Compliance Officer and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Reid,

This letter is to verify that the Board of Pensions of the Presbyterian Church (U.S.A.) is the beneficial owner of 76 shares of Dominion Resources, Inc. as of November 18, 2016, the day the filing letter was sent, and November 21, 2016, the day you received the filing letter. This stock position is valued at over $2,000.00, and has been held continuously for over one year prior to the date of the filing of the shareholder resolution

Please note that resolution is being filed under the name of the Presbyterian Church (U.S.A.), 100 Witherspoon Street, Louisville, Kentucky 40202.

Security Name	**Cusip**	**Ticker**
Dominion Resources, Inc.	25746U109	D

Sincerely,

Lisa Pacellio

Lisa Pacellio, *Vice President*
Client Onboarding & Tax
BNY Mellon Financial Corporation
lisa.pacellio@bnymellon.com

cc: Judith Freyer - The Board of Pensions of the Presbyterian Church (U.S.A.)
Donald A. Walker III - The Board of Pensions of the Presbyterian Church (U.S.A.)
Reverend William Somplatsky-Jarman – Mission Responsibility Through Investment
Peggy Dahmer - Mission Responsibility Through Investment

10-3655

BNY MELLON

Asset Servicing
500 Grant Street
BNY Mellon Center, Suite 0625
Pittsburgh, PA 15258

PRESORTED FIRST CLASS
UNITED STATES POSTAGE
PITNEY BOWES
02 1M $ 00.39[9]
0004267389 NOV 22 2016
MAILED FROM ZIP CODE 15262

PGH PA 152 11-23-2016

Ms. Carter Reid
Senior Vice President
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

IMP-PAB 23219

MERCY
INVESTMENT
SERVICES, INC

2016 NOV 22 PM 12: 36

November 18, 2016

Carter Reid, Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street,
Richmond, Virginia 23219

Dear Ms. Reid:

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of Dominion Resources, Inc.

Mercy requests that Dominion Resources publish an assessment of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. The New York State Comptroller's Office is the lead filer and may withdraw the proposal on our behalf.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below.

Best regards,

Mary Minette

Mary Minette
Mercy Investment Services
703-507-9651
mminette@mercyinvestments.org

Climate Change: 2 Degree Scenario Analysis

2016 NOV 22 PM 12: 36

WHEREAS:

In November 2016 the Paris Agreement entered into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders, we would like to understand how Dominion Resources is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

Dominion Resources is the 16th largest CO_2 emitter in the U.S. Dominion does not have a GHG reduction goal, and does not provide information on its long-term strategy or plan to decarbonize in ways that are consistent with the Paris Climate Agreement. In its recent Integrated Resource Plan in Virginia, the company proposes complying with the EPA's Clean Power Plan by reducing its CO_2 emission rate while increasing absolute CO_2 emissions, which is inconsistent with the Paris Climate Agreement. As investors, we are concerned that Dominion is not properly accounting for the risk of its current high investment in carbon-intensive generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that Dominion Resources, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How Dominion could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

Page 31 redacted for the following reason:
- -
FISMA & OMB MEMORANDM M-07-16

BNY MELLON

2016 NOV 22 PM 12: 37

November 18, 2016

Carter Reid, Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street,
Richmond, Virginia 23219

Re: Mercy Investment Services Inc.

Dear Mr. Reid,

This letter will certify that as of November 18, 2016 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 41 shares of Dominion Resources Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Dominion Resources Inc. and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is Mercy Investment Services Inc., intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0901.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

Page 33 redacted for the following reason:
- -
FISMA & OMB MEMORANDM M-07-16

PAX

2016 NOV 22 PM 12: 35

November 21, 2016

Carter M. Reid
Senior Vice President, Chief Administrative &
Compliance Officer and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Re: Shareholder Proposal

Dear Ms. Reid:

On behalf of Pax World Mutual Funds ("Pax World"), I write to give notice that, pursuant to the 2016 proxy statement of Dominion Resources, Inc. (the "Company"), Pax World intends to present the attached proposal (the "Proposal"), regarding climate change, at the 2017 Annual Meeting of shareholders (the "Annual Meeting"). Pax World requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. Pax World has owned the requisite number of the Company's shares for at least one year, continuously, and intends to hold these shares through the date on which the Annual Meeting is held.

This Proposal is being co-filed with the New York State Comptroller (the "NYSC"), which serves as the lead proponent ("Lead Filer"). Pax World designates the NYSC as the Lead Filer to act on Pax World's behalf for all purposes in connection with this Proposal. Pax World authorizes the NYSC to withdraw on our behalf if an agreement is reached. In addition, Pax World authorizes Dominion Resources, Inc. and the U.S. Securities and Exchange Commission to communicate with the above named Lead Filer, as representative of the filer group, in connection with any no-action letter or other related correspondence to this submission.

Pax World requests that, when practical, the Company include Pax World in its communications with the Lead Filer regarding this matter.

Please contact Greg Hasevlat by email at ghasevlat@paxworld.com or by phone at (603) 501-7352 if you have any questions regarding this matter.

Sincerely,

Joseph F. Keefe
President & CEO
Pax World Mutual Funds

Encl. Resolution Text
Proof of Ownership Letter

Climate Change: 2 Degree Scenario Analysis

2016 NOV 22 PM 12: 35

WHEREAS:

In November 2016 the Paris Agreement entered into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders, we would like to understand how Dominion Resources is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

Dominion Resources is the 16th largest CO_2 emitter in the U.S. Dominion does not have a GHG reduction goal, and does not provide information on its long-term strategy or plan to decarbonize in ways that are consistent with the Paris Climate Agreement. In its recent Integrated Resource Plan in Virginia, the company proposes complying with the EPA's Clean Power Plan by reducing its CO_2 emission rate while increasing absolute CO_2 emissions, which is inconsistent with the Paris Climate Agreement. As investors, we are concerned that Dominion is not properly accounting for the risk of its current high investment in carbon-intensive generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

STATE STREET.

2016 NOV 22 PM 12: 35

Global Services

200 Newport Avenue
6th Floor, North
Quincy, MA 02171

Email address
d.lai@statestreet.com

November 21, 2016

Greg P. Hasevlat
Sustainability Research Analyst
Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

RE: Dominion Resources, Inc. (25746U109)

Dear Mr. Hasevlat,

State Street Bank & Trust Co., DTC Participant Code 0997, acts as custodian for the assets of the Pax World portfolio(s) listed below. This letter confirms that the Pax World Fund(s) listed below has/have continuously held shares of Dominion Resources, Inc. with Cusip 25746U109 with a market value of at least $2,000 for a period of one year as of November 21, 2016.

Dominion Resources, Inc.
25746U109

Pax Ellevate Global Women's Index Fund
3,848.000
9L05

Sincerely,

Derek Lai
Senior Associate

Page 37 redacted for the following reason:
- -
FISMA & OMB MEMORANDM M-07-16

Karen Doggett (Services - 6)

From: Carter Reid (Services - 6)
Sent: Monday, November 21, 2016 4:19 PM
To: Karen Doggett (Services - 6)
Subject: Fwd: [External] Dominion Resources: Notice of Shareholder Filing
Attachments: Dominion_Final_Packet.pdf; ATT00001.htm

Begin forwarded message:

From: "Green, Katie" <Katie.Green@vermont.gov>
To: "Carter Reid (Services - 6)" <carter.reid@dom.com>
Cc: "PDoherty@osc.state.ny.us" <PDoherty@osc.state.ny.us>, "Considine, Matt" <Matt.Considine@vermont.gov>, "Lueders-Dumont, Tim" <Tim.Lueders-Dumont@vermont.gov>
Subject: [External] Dominion Resources: Notice of Shareholder Filing

Dear Ms. Reid,

Attached please find the Vermont Pension Investment Committee's letter of intention to co-file with the New York State Common Retirement Fund the enclosed shareholder resolution, which is being submitted for inclusion in the 2016 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. New York State Common Retirement Fund, who is the lead filer, is authorized to act on the Vermont Pension Investment Committee's behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

We'd be appreciative, if you could please confirm receipt of all aspects of this attachment: letter of intention, the shareholder resolution, and a proof of ownership. Thank you for your time and we hope you have a wonderful Thanksgiving.

Best Regards,

Katie Green
Investments Manager
Vermont State Treasurer's Office
109 State Street - 4th Floor
Montpelier, VT 05609-6200
(p) 802-828-3708
(f) 802-828-2772
Katie.Green@vermont.gov

ELIZABETH A. PEARCE
STATE TREASURER

RETIREMENT DIVISION
TEL: (802) 828-2305
FAX: (802) 828-5182

UNCLAIMED PROPERTY DIVISION
TEL: (802) 828-2407

ACCOUNTING DIVISION
TEL: (802) 828-2301
FAX: (802) 828-2884

STATE OF VERMONT
OFFICE OF THE STATE TREASURER

November 21, 2016

Ms. Carter Reid
Corporate Secretary
Dominion Resources Inc.
120 Tredegar Street
Richmond, VA 23219

Dear Ms. Reid,

The Vermont Pension Investment Committee (VPIC) considers social, environmental, and financial factors in our investment decisions. The VPIC has a long-term investment strategy consistent with the duration of Retirement System liabilities. It strives to be a thoughtful, analytical, and patient investor that believes portfolio risk management is a central fiduciary responsibility. The VPIC believes reports and enhanced disclosure addressing potential environmental liabilities and sustainable development offer formal structure for decision making that helps management teams anticipate and address important risks and global trends that can have serious consequences for business and society. The VPIC is filing this resolution with the belief that a business plan with well accessed risks to climate change will strengthen the company's competitive position, protect shareholder value, and effectively manage climate risk; in addition to helping focus the dialogue further in future communications between shareholders and management.

Vermont Pension Investment Committee is the owner of over $2,000 of Dominion Resources stock held continuously for over one year. Vermont Pension Investment Committee intends to continue to hold this stock until after the upcoming Annual Meeting. I hereby notify Dominion Resources of Vermont Pension Investment Committee's intention to co-file the enclosed shareholder resolution and am submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Vermont Pension Investment Committee is co-filing this resolution with the New York State Common Retirement Fund, who is the lead filer of this resolution and is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

A proof of ownership is attached. A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We look forward to discussing the issues surrounding the requested report at your earliest convenience.

Sincerely,

Elizabeth A Pearce
Vermont State Treasurer

Dominion Resources

Climate Change: 2 Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement entered into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders, we would like to understand how Dominion Resources is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

Dominion Resources is the 16th largest CO_2 emitter in the U.S. Dominion does not have a GHG reduction goal, and does not provide information on its long-term strategy or plan to decarbonize in ways that are consistent with the Paris Climate Agreement. In its recent Integrated Resource Plan in Virginia, the company proposes complying with the EPA's Clean Power Plan by reducing its CO_2 emission rate while increasing absolute CO_2 emissions, which is inconsistent with the Paris Climate Agreement. As investors, we are concerned that Dominion is not properly accounting for the risk of its current high investment in carbon-intensive generation.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that Dominion Resources, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How Dominion could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

J.P.Morgan

Richard Costantino
Vice President
CIB Client Service Americas

November 21, 2016

Ms. Carter Reid
Corporate Secretary
Dominion Resources Inc.
120 Tredegar Street
Richmond, VA 23219

Dominion Resources, Inc.
Re: State of Vermont Pension and Investment Committee

To whom it may concern:

As custodian of The State of Vermont Pension and Investment Committee (the "Fund"), we are writing to report that as of the close of business November 21, 2016 the Fund held 4,389 shares of Dominion Resources, Inc. ("Company") stock in our account at stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 21, 2015.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 212-623-8706.

Sincerely,

Richard Costantino
Vice President

CC: Charles Callahan
Katie Green
Matt Considine

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Tuesday, November 22, 2016 8:31 AM
To: katie.green@vermont.gov
Cc: Carter Reid (Services - 6); PDoherty@osc.state.ny.us; matt.considine@vermont.gov; Tim.Lueders-Dumont@vermont.gov
Subject: RE: [External] Dominion Resources: Notice of Shareholder Filing

Dear Ms. Green,

This email confirms receipt of the shareholder resolution being submitted by the Vermont Pension Investment Committee. We will contact you should we have any questions.

Sincerely,

Karen Doggett

Karen W. Doggett
Assistant Corporate Secretary and Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Office: (804) 819-2123/8-738-2123
Mobile: (804) 337-0826
karen.doggett@dom.com

From: "Green, Katie" <Katie.Green@vermont.gov>
To: "Carter Reid (Services - 6)" <carter.reid@dom.com>
Cc: "PDoherty@osc.state.ny.us" <PDoherty@osc.state.ny.us>, "Considine, Matt" <Matt.Considine@vermont.gov>, "Lueders-Dumont, Tim" <Tim.Lueders-Dumont@vermont.gov>
Subject: [External] Dominion Resources: Notice of Shareholder Filing

Dear Ms. Reid,

Attached please find the Vermont Pension Investment Committee's letter of intention to co-file with the New York State Common Retirement Fund the enclosed shareholder resolution, which is being submitted for inclusion in the 2016 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. New York State Common Retirement Fund, who is the lead filer, is authorized to act on the Vermont Pension Investment Committee's behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

We'd be appreciative, if you could please confirm receipt of all aspects of this attachment: letter of intention, the shareholder resolution, and a proof of ownership. Thank you for your time and we hope you have a wonderful Thanksgiving.

Best Regards,

Katie Green
Investments Manager
Vermont State Treasurer's Office
109 State Street - 4th Floor

Montpelier, VT 05609-6200
(p) 802-828-3708
(f) 802-828-2772
Katie.Green@vermont.gov